FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....        April............................    , 2008..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date.... April 24, 2008....	By	....../s/...... Hiroshi Kawashimo.
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2008

CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2008
April 24, 2008
CONSOLIDATED RESULTS
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual				Projected
	Three months	Three months		Three months	Year ending
	ended	ended	Change(%)	Ended	December 31,	Change(%)
	March 31, 2008	March 31, 2007		March 31, 2008	2008
	(Unaudited)	(Unaudited)		(Unaudited)

Net sales	¥1,007,538	¥1,039,793	- 3.1	$10,075,380	¥4,570,000	+ 2.0
Operating profit	170,830	207,403	- 17.6	1,708,300	770,000	+1.8
Income before income taxes and minority interests	166,642	207,844	- 19.8	1,666,420	785,000	+2.2
Net income	¥106,644	¥131,250	- 18.7	$1,066,440	¥500,000	+2.4

Net income per share:
- Basic	¥84.57	¥99.28	- 14.8	$0.85	¥396.50	+5.0
- Diluted	84.56	99.25	- 14.8	0.85	–	–

	Actual
	As of	As of		As of
	March 31,	December 31,	Change(%)	March 31,
	2008	2007		2008
	(Unaudited)			(Unaudited)

Total assets	¥4,211,258	¥4,512,625	- 6.7	$42,112,580

Stockholders’ equity	¥2,846,767	¥2,922,336	- 2.6	$28,467,670

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY100 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2008, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2008 First Quarter in Review
Looking back at the global economy in the first quarter of 2008, an economic slowdown among developed countries has clearly taken hold as a result of increasing worldwide financial insecurity triggered by the subprime loan crisis in the United States along with the impact of the escalating price of crude oil and other resources. The U.S. economy remained stagnant during the period due to slack consumer spending, in addition to a drop in housing investment. In Europe, in addition to sluggish consumer spending due to the high rate of inflation, indications pointed to dwindling capital investment amid an increasing sense that the economy was gradually losing momentum. Within Asia, while the negative impact on exports accompanying the U.S. economic slowdown was reason for concern, the Chinese economy maintained a high rate of growth while other economies in the region also enjoyed generally favorable conditions and economic expansion. In Japan, export growth was limited due to the impact of the U.S. economy and the rapid appreciation of the yen against the U.S. dollar, while consumer spending remained at a low level, losing strength amid uncertainty over the future.
As for the markets in which the Canon Group operates, within the digital camera segment, demand for digital single-lens reflex (SLR) cameras and digital compact cameras sustained healthy growth during the term despite intensifying price competition. Within the office imaging product market, demand for network digital multifunction devices (MFDs) remained solid amid the shift toward color models and advanced functionality. As for computer peripherals, including printers, demand for laser beam printers continued to display growth for color models. For inkjet printers, demand continued to shift from single-function to multifunction models as competition within the market remained fierce, mainly with regard to pricing. In the optical equipment segment, while demand for steppers, utilized in the production of semiconductors, dropped, the market for aligners, used to produce liquid crystal display (LCD) panels, expanded moderately thanks to signs of a recovery in capital spending by LCD panel manufacturers. While the average value of the yen for the quarter was ¥104.78 to the U.S. dollar, a year-on-year appreciation of about 12%, it remained relatively unchanged from last year’s average against the euro at ¥157.59.
Amid these conditions, sales volumes of digital cameras, color network MFDs and other products showed robust growth, recording increases in overall sales on a local-currency basis in all overseas regions. The effect, however, of the sharp appreciation of the yen against the U.S. dollar negatively affected Canon’s consolidated net sales for the first quarter, resulting in a drop of 3.1% year on year to ¥1,007.5 billion (U.S.$10,075 million). Despite the continued launch of new products and ongoing cost-reduction efforts, the gross profit ratio for the quarter was 49.6%, a year-on-year decline of 1.7 points due to such factors as the appreciation of the yen against the U.S. dollar, an increase in depreciation costs due to the change in the accounting method used to calculate depreciation of fixed assets which was introduced in April 2007, and escalating resource and materials costs. As such, first-quarter gross profit declined by 6.3% to ¥499.9 billion (U.S.$4,999 million) from the year-ago period. While first-quarter R&D expenditures grew by 9.1% compared with the same period for the previous year, increases in other expenses were restrained, resulting in a slight rise in operating expenses of just 0.8% year on year. Consequently, operating profit in the first quarter totaled ¥170.8 billion (U.S.$1,708 million), a year-on-year decrease of 17.6%. Other income (deductions) fell by ¥4.6 billion (U.S.$46 million) year on year mainly due to a decrease in interest income and drop in earnings on investments in equity method affiliates. As a result, while income before income taxes and minority interests totaled ¥166.6 billion (U.S.$1,666 million), a year-on-year decline of 19.8%, and first-quarter net income also recorded a decrease of 18.7% compared with last year to ¥106.6 billion (U.S.$1,066 million), the net income ratio remained at a double-digit level, recording a rate of 10.6%.
Basic net income per share for the quarter was ¥84.57 (U.S.$0.85), a year-on-year decline of ¥14.71 (U.S.$0.15).

Results by Product Segment
Reviewing the consolidated results for the quarter by business sector, within the business machine segment, while demand for color network digital MFDs continued to expand, fueled by strong sales of the competitively priced iR C2880 series, sales declined 5.9% due to the deterioration of the economic environment, which led to a slowdown in sales overall in the U.S. market. In the field of computer peripherals, despite a steady year-on-year increase in sales on a local-currency basis for laser beam printers, the significant impact of the yen’s appreciation against the U.S. dollar resulted in a decline in sales of 3.0% year on year. With regard to inkjet printers, however, despite an intensely competitive market, Canon’s diverse product range, from home-use multifunction models such as the PIXMA MP610 to business-use MFDs equipped with a facsimile function, achieved expanded sales which, in addition to favorable sales growth for consumables, contributed to 6.1% growth. As a result, sales of computer peripherals overall for the quarter were approximately the same as for the previous year. Sales of business information products decreased by 7.4% year on year due to a drop in personal computer sales within the Japanese domestic market. Collectively, sales of business machines overall during the term totaled ¥691.8 billion (U.S.$6,918 million), dropping 3.3% from the year-ago period. Operating profit for the segment totaled ¥163.2 billion (U.S.$1,632 million), a year-on-year decrease of 7.6%, also as a result of such factors as the lower gross profit due to the drop in sales.
Within the digital camera segment, the compact and lightweight EOS DIGITAL REBEL XTi and the advanced-amateur model EOS 40D contributed to strong sales while also boosting sales of interchangeable lenses. Sales of digital compact cameras also achieved steady growth as the market expanded in emerging markets such as Asia and Russia. As a result, year-on-year sales volume for digital cameras rose by 18%, however, due to the appreciation of the yen against the dollar, overall camera sales for the first quarter decreased by 1.6% from the year-ago period to ¥219.0 billion (U.S.$2,190 million). Operating profit for the camera segment decreased by 24.5% year on year to ¥45.7 billion (U.S.$457 million) due to the decline of the gross profit ratio, negatively affected by the rapid appreciation of the yen along with intensifying price competition amid growing inventories of competitors within the camera market.
In the optical and other products segment, while sales of aligners, used to produce LCD panels, gained momentum owing to a recovery in demand by LCD panel manufacturers, sales of steppers, used in the production of semiconductors, remained stagnant throughout the period due to market shrinkage. As a result, sales for the segment totaled ¥96.7 billion (U.S.$967 million), a year-on-year decrease of 5.1%, while operating profit for the segment fell by 70.4% year on year to ¥5.3 billion (U.S.$53 million).
Cash Flow
In the first quarter of 2008, Canon generated cash flow from operating activities of ¥107.5 billion (U.S.$1,075 million), a decrease of ¥45.3 billion (U.S.$453 million) compared with last year, reflecting both the decreases in sales and net income, and increased payment of corporate taxes. Cash flow from investing activities totaled ¥189.5 billion (U.S.$1,895 million), increasing by ¥65.3 billion (U.S.$653 million) year-on-year, due to such factors as active facility investment to reinforce production capabilities and the payment of ¥43.2 billion (U.S.$432 million) to acquire shares of Hitachi Displays, Ltd. toward the launch of Canon’s display business. As a result, free cash flow totaled negative ¥82.0 billion (U.S.$820 million), deteriorating by ¥110.6 billion (U.S.$1,106 million) from positive ¥28.6 billion (U.S.$286 million) for the year-ago period.
Cash flow from financing activities recorded an outlay of ¥84.9 billion (U.S.$849 million), mainly resulting from the dividend payout of ¥75.7 billion (U.S.$757 million) in accordance with basic policy regarding profit distribution. Consequently, cash and cash equivalents decreased by ¥236.8 billion (U.S.$2,368 million) to ¥707.7 billion (U.S.$7,077 million) from the previous year, including the negative effect of currency translation of ¥69.9 billion (U.S.$699 million) in total, which stemmed from the appreciation of the yen against the U.S. dollar and euro.

Outlook
As for the outlook for the global economy in the second quarter and thereafter, uncertainty over the future continues to rise as the risk of an economic slowdown looms in the face of the financial credit crunch triggered by the subprime loan crisis along with escalating prices of crude oil and other natural resources. Amid this environment, while economic growth will likely continue to slow in developed countries for the time being, from the latter half of this year, these economies are expected to be on a path toward recovery as the effects of financial policies and economic stimulus measures in the U.S. and other countries begin to materialize. As for emerging-market economies such as Asia and Russia, although fallout from the lackluster performance of developed countries will have an impact, these regions are expected to continue enjoying high rates of growth.
In the businesses in which the Canon Group is involved, the market for digital SLR and digital compact cameras is projected to continue achieving healthy expansion. Demand for color network digital MFDs and color laser beam printers is also expected to remain solid amid continued price competition and shifting market demand toward lower-priced models. While the market for steppers will likely shrink over the near term, the market for aligners is expected to stage a healthy recovery owing to large-scale facility investment by LCD panel manufacturers.
As for currency exchange rates from the second quarter onward, on which Canon’s performance outlook for the full year is based, while uncertainty over future interest rate policies and political developments with regard to major countries is likely to continue, Canon anticipates exchange rates of ¥100 to the U.S. dollar and ¥157 to the euro, representing year-on-year appreciation of approximately 15% against the U.S. dollar, and about 4% against the euro. Upon taking into consideration first-quarter business results as well as the expected business climate based on these foreign exchange rates, the company now anticipates consolidated net sales of ¥4,570.0 billion (U.S.$45,700 million), operating profit of ¥770.0 billion (U.S.$7,700 million), income before income taxes and minority interests of ¥785.0 billion (U.S.$7,850 million), and net income of ¥500.0 billion (U.S.$5,000 million), representing slight downward revisions for each item.

Consolidated Outlook

Semi-Annual	Millions of yen
	Six months ending		Change	Six months ended	Change (%)
	June 30, 2008			June 30, 2007
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥2,230,000	¥2,120,000	¥(110,000)	¥2,166,724	- 2.2%
Operating profit	390,000	324,000	(66,000)	388,876	- 16.7%
Income before income taxes and minority interests	408,000	328,000	(80,000)	406,141	- 19.2%
Net income	256,000	209,000	(47,000)	255,183	- 18.1%

Fiscal year	Millions of yen
	Year ending		Change	Year ended	Change (%)
	December 31, 2008			December 31, 2007
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥4,720,000	¥4,570,000	¥(150,000)	¥4,481,346	+ 2.0%
Operating profit	800,000	770,000	(30,000)	756,673	+ 1.8%
Income before income taxes and minority interests	820,000	785,000	(35,000)	768,388	+ 2.2%
Net income	520,000	500,000	(20,000)	488,332	+ 2.4%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
II. Financial Statements
1.  CONSOLIDATED STATEMENTS OF INCOME

				Thousands of
	Millions of yen			U.S. dollars
	Three months	Three months		Three months
	ended	ended	Change(%)	ended
	March 31, 2008	March 31, 2007		March 31, 2008
	(Unaudited)	(Unaudited)		(Unaudited)
Net sales	¥1,007,538	¥1,039,793	- 3.1	$10,075,380
Cost of sales	507,673	506,116		5,076,730

Gross profit	499,865	533,677	- 6.3	4,998,650
Operating expenses:
Selling, general and administrative expenses	249,480	253,344		2,494,800
Research and development expenses	79,555	72,930		795,550

	329,035	326,274		3,290,350

Operating profit	170,830	207,403	- 17.6	1,708,300
Other income (deductions):
Interest and dividend income	6,193	8,255		61,930
Interest expense	(412)	(393)		(4,120)
Other, net	(9,969)	(7,421)		(99,690)

	(4,188)	441		(41,880)

Income before income taxes and minority interests	166,642	207,844	- 19.8	1,666,420
Income taxes	56,034	72,547		560,340

Income before minority interests	110,608	135,297		1,106,080
Minority interests	3,964	4,047		39,640

Net income	¥106,644	¥131,250	- 18.7	$1,066,440

Note:	Comprehensive income for the three months ended March 31, 2008 and 2007 was JPY409 million
(U.S.$4,090 thousand) and JPY184,096 million, respectively.
2.  DETAILS OF SALES

				Thousands of
Sales by product	Millions of yen			U.S. dollars
	Three months	Three months		Three months
	ended	ended	Change(%)	ended
	March 31, 2008	March 31, 2007		March 31, 2008
	(Unaudited)	(Unaudited)		(Unaudited)
Business machines:
Office imaging products	¥287,524	¥305,562	-5.9	$2,875,240
Computer peripherals	379,509	383,097	-0.9	3,795,090
Business information products	24,753	26,732	-7.4	247,530

	691,786	715,391	-3.3	6,917,860
Cameras	218,995	222,443	-1.6	2,189,950
Optical and other products	96,757	101,959	-5.1	967,570

Total	¥1,007,538	¥1,039,793	-3.1	$10,075,380

				Thousands of
Sales by region	Millions of yen			U.S. dollars
	Three months	Three months		Three months
	ended	ended	Change(%)	ended
	March 31, 2008	March 31, 2007		March 31, 2008
	(Unaudited)	(Unaudited)		(Unaudited)
Japan	¥227,781	¥232,459	- 2.0	$2,277,810
Overseas:
Americas	270,664	306,624	-11.7	2,706,640
Europe	337,116	337,791	-0.2	3,371,160
Other areas	171,977	162,919	+5.6	1,719,770

	779,757	807,334	-3.4	7,797,570

Total	¥1,007,538	¥1,039,793	-3.1	$10,075,380

Notes:	1.	The primary products included in each of the product segments are as follows:
		Business machines:
		Office imaging products : Office network digital multifunction devices (MFDs) / Color network digital MFDs /
		Office copying machines / Personal-use copying machines / Full-color copying machines
		Computer peripherals : Laser beam printers / Inkjet multifunction peripherals / Single function inkjet printers / Image scanners
		Business information products : Computer information systems / Document scanners / Personal information products
		Cameras : Digital SLR cameras / Digital compact cameras / Interchangeable lenses / Digital video camcorders
		Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels /
		Broadcasting equipment / Medical equipment / Large format printers / Components

	2.	The principal countries and regions included in each regional category are as follows:
		Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
		Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3.  SEGMENT INFORMATION BY PRODUCT

				Thousands of
	Millions of yen			U.S. dollars
	Three months	Three months		Three months
	ended	ended	Change(%)	ended
	March 31, 2008	March 31, 2007		March 31, 2008
	(Unaudited)	(Unaudited)		(Unaudited)
Business Machines
Net sales:
Unaffiliated customers	¥691,786	¥715,391	-3.3	$6,917,860
Intersegment	—	—	—	—

Total	691,786	715,391	-3.3	6,917,860

Operating cost and expenses	528,607	538,880	-1.9	5,286,070

Operating profit	163,179	176,511	-7.6	1,631,790

Cameras
Net sales:
Unaffiliated customers	¥218,995	¥222,443	-1.6	$2,189,950
Intersegment	—	—	—	—

Total	218,995	222,443	-1.6	2,189,950

Operating cost and expenses	173,269	161,913	+7.0	1,732,690

Operating profit	45,726	60,530	-24.5	457,260

Optical and other products
Net sales:
Unaffiliated customers	¥96,757	¥101,959	-5.1	$967,570
Intersegment	56,215	51,659	+8.8	562,150

Total	152,972	153,618	-0.4	1,529,720

Operating cost and expenses	147,642	135,626	+8.9	1,476,420

Operating profit	5,330	17,992	-70.4	53,300

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—	—	$—
Intersegment	(56,215)	(51,659)	—	(562,150)

Total	(56,215)	(51,659)	—	(562,150)

Operating cost and expenses	(12,810)	(4,029)	—	(128,100)

Operating profit	(43,405)	(47,630)	—	(434,050)

Consolidated
Net sales:
Unaffiliated customers	¥1,007,538	¥1,039,793	-3.1	$10,075,380
Intersegment	—	—	—	—

Total	1,007,538	1,039,793	-3.1	10,075,380

Operating cost and expenses	836,708	832,390	+0.5	8,367,080

Operating profit	170,830	207,403	-17.6	1,708,300

Note:	General corporate expenses of JPY43,295 million (U.S.$432,950 thousand) and JPY47,630 million in the three months ended March 31, 2008 and 2007, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4.  CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	March 31,	December 31,	Change	March 31,
	2008	2007		2008
	(Unaudited)			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥707,669	¥944,463	¥(236,794)	$7,076,690
Short-term investments	20,865	20,499	366	208,650
Trade receivables, net	679,630	794,240	(114,610)	6,796,300
Inventories	581,769	563,474	18,295	5,817,690
Prepaid expenses and other current assets	282,661	286,111	(3,450)	2,826,610

Total current assets	2,272,594	2,608,787	(336,193)	22,725,940

Noncurrent receivables	14,648	15,239	(591)	146,480
Investments	124,023	90,086	33,937	1,240,230
Property, plant and equipment, net	1,367,973	1,364,702	3,271	13,679,730
Other assets	432,020	433,811	(1,791)	4,320,200

Total assets	¥4,211,258	¥4,512,625	¥(301,367)	$42,112,580

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥16,517	¥18,317	¥(1,800)	$165,170
Trade payables	496,656	514,226	(17,570)	4,966,560
Accrued income taxes	70,850	150,726	(79,876)	708,500
Accrued expenses	303,209	357,525	(54,316)	3,032,090
Other current liabilities	166,872	215,911	(49,039)	1,668,720

Total current liabilities	1,054,104	1,256,705	(202,601)	10,541,040
Long-term debt, excluding current installments	10,368	8,680	1,688	103,680
Accrued pension and severance cost	41,901	44,710	(2,809)	419,010
Other noncurrent liabilities	50,757	57,324	(6,567)	507,570

Total liabilities	1,157,130	1,367,419	(210,289)	11,571,300

Minority interests	207,361	222,870	(15,509)	2,073,610

Stockholders’ equity:
Common stock	174,698	174,698	—	1,746,980
Additional paid-in capital	402,675	402,991	(316)	4,026,750
Legal reserve	51,941	46,017	5,924	519,410
Retained earnings	2,745,203	2,720,146	25,057	27,452,030
Accumulated other comprehensive income (loss)	(71,565)	34,670	(106,235)	(715,650)
Treasury stock	(456,185)	(456,186)	1	(4,561,850)

Total stockholders’ equity	2,846,767	2,922,336	(75,569)	28,467,670

Total liabilities and stockholders’ equity	¥4,211,258	¥4,512,625	¥(301,367)	$42,112,580

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	March 31,	December 31,		March 31,
	2008	2007		2008
Notes:	(Unaudited)			(Unaudited)

1. Allowance for doubtful receivables	¥12,938	¥14,547		$129,380
2. Accumulated depreciation	1,617,247	1,594,374		16,172,470
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(83,670)	22,796		(836,700)
Net unrealized gains and losses on securities	4,090	6,287		40,900
Net gains and losses on derivative instruments	2,434	(849)		24,340
Pension liability adjustments	5,581	6,436		55,810

4.	Time deposits and Marketable securities, which had been previously disclosed separately in the consolidated balance sheets, have been reclassified to Short-term investments to conform to the current year presentation.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5.  CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Millions of yen
					Accumulated
	Common	Additional	Legal reserve	Retained	other	Treasury	Total
	Stock	paid-in capital		earnings	comprehensive	stock	stockholders'
					income (loss)		equity

Balance at December 31, 2007	¥174,698	¥402,991	¥46,017	¥2,720,146	¥34,670	¥(456,186)	¥2,922,336

Capital transaction by consolidated subsidiaries		(312)					(312)
Cash dividends				(75,663)			(75,663)
Transfers to legal reserve			5,924	(5,924)			–

Comprehensive income:
Net income				106,644			106,644
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(106,466)		(106,466)
Net unrealized gains and losses on securities					(2,197)		(2,197)
Net gains and losses on derivative instruments					3,283		3,283
Pension liablity adjustments					(855)		(855)

Total comprehensive income							409

Repurchase of treasury stock, net		(4)				1	(3)

Balance at March 31, 2008 (Unaudited)	¥174,698	¥402,675	¥51,941	¥2,745,203	¥(71,565)	¥(456,185)	¥2,846,767

Balance at December 31, 2006	¥174,603	¥403,510	¥43,600	¥2,368,047	¥2,718	¥(5,872)	¥2,986,606

Cumulative effect of a change in accounting principle — adoption of EITF 06-2, net of tax				(2,204)			(2,204)

Capital transaction by consolidated subsidiaries		(4)					(4)
Cash dividends				(66,582)			(66,582)
Transfers to legal reserve			1,680	(1,680)			—

Comprehensive income:
Net income				131,250			131,250
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(127)		(127)
Net unrealized gains and losses on securities					(2,209)		(2,209)
Net gains and losses on derivative instruments					2,274		2,274
Pension liablity adjustments					52,908		52,908

Total comprehensive income							184,096

Repurchase of treasury stock, net		3				(200,104)	(200,101)

Balance at March 31, 2007 (Unaudited)	¥174,603	¥403,509	¥45,280	¥2,428,831	¥55,564	¥(205,976)	¥2,901,811

Thousands of U.S. dollars

Balance at December 31, 2007	$1,746,980	$4,029,910	$460,170	$27,201,460	$346,700	$(4,561,860)	$29,223,360

Capital transaction by consolidated subsidiaries		(3,120)					(3,120)
Cash dividends				(756,630)			(756,630)
Transfers to legal reserve			59,240	(59,240)			–

Comprehensive income:
Net income				1,066,440			1,066,440
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(1,064,660)		(1,064,660)
Net unrealized gains and losses on securities					(21,970)		(21,970)
Net gains and losses on derivative instruments					32,830		32,830
Pension liablity adjustments					(8,550)		(8,550)

Total comprehensive income							4,090

Repurchase of treasury stock, net		(40)				10	(30)

Balance at March 31, 2008 (Unaudited)	$1,746,980	$4,026,750	$519,410	$27,452,030	$(715,650)	$(4,561,850)	$28,467,670

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6.  CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of yen		U.S. dollars
	Three months	Three months	Three months
	ended	ended	ended
	March 31, 2008	March 31, 2007	March 31, 2008
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	¥106,644	¥131,250	$1,066,440
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	82,201	64,433	822,010
Loss on disposal of property, plant and equipment	3,685	1,338	36,850
Deferred income taxes	(7,591)	(528)	(75,910)
Decrease in trade receivables	71,298	82,451	712,980
Increase in inventories	(24,585)	(29,776)	(245,850)
Increase (decrease) in trade payables	4,732	(2,999)	47,320
Decrease in accrued income taxes	(78,470)	(54,284)	(784,700)
Decrease in accrued expenses	(36,112)	(18,579)	(361,120)
Decrease in accrued (prepaid) pension and severance cost	(2,783)	(4,209)	(27,830)
Other, net	(11,530)	(16,287)	(115,300)

Net cash provided by operating activities	107,489	152,810	1,074,890

Cash flows from investing activities:
Purchases of fixed assets	(136,165)	(118,912)	(1,361,650)
Proceeds from sale of fixed assets	710	1,546	7,100
Purchases of available-for-sale securities	(3,833)	(1,744)	(38,330)
Proceeds from sale of available-for-sale securities	4,011	1,069	40,110
Increase in time deposits	(204)	(2,241)	(2,040)
Acquisitions of subsidiaries, net of cash acquired	(209)	(3,082)	(2,090)
Purchases of other investments	(44,111)	(1,474)	(441,110)
Other, net	(9,682)	645	(96,820)

Net cash used in investing activities	(189,483)	(124,193)	(1,894,830)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,400	742	34,000
Repayments of long-term debt	(1,175)	(1,462)	(11,750)
Increase (decrease) in short-term loans	(2,632)	86	(26,320)
Dividends paid	(75,663)	(66,582)	(756,630)
Purchases of treasury stock, net	(3)	(200,101)	(30)
Other, net	(8,804)	(2,277)	(88,040)

Net cash used in financing activities	(84,877)	(269,594)	(848,770)

Effect of exchange rate changes on cash and cash equivalents	(69,923)	323	(699,230)

Net decrease in cash and cash equivalents	(236,794)	(240,654)	(2,367,940)

Cash and cash equivalents at beginning of period	944,463	1,155,626	9,444,630

Cash and cash equivalents at end of period	¥707,669	¥914,972	$7,076,690

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) GROUP POSITION
1.	Number of Group Companies

	March 31, 2008	December 31, 2007	Change

Subsidiaries	240	239	1
Affiliates	17	15	2

Total	257	254	3

2.	Change in Group of Entities

Subsidiaries
Addition:	6 companies
Removal:	5 companies

Affiliates (Carried at Equity Basis )
Addition:	2 companies
3.	Subsidiaries listed on domestic stock exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc., Canon Finetech Inc.
Tokyo Stock Exchange (2nd section): Canon Software Inc.
Osaka Stock Exchange (2nd section): Canon Machinery Inc.
JASDAQ: Nisca Corporation, Tokki Corporation
Osaka Stock Exchange (Hercules): e-System Corporation
(2) SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”
8.  OTHER
We have engaged Ernst & Young ShinNihon to perform a review of the consolidated statements of income, the consolidated balance sheets, the consolidated statements of stockholders’ equity and the consolidated statements of cash flows as of and for the three months ended March 31, 2008. This review engagement was performed in accordance with certain provisions of Statement of Auditing Standards No.100, “Interim Financial Information” (“SAS 100”), established by the American Institute of Certified Public Accountants. Additionally the consolidated interim financial information does not include certain disclosures, such as notes to financial statements, that are required under U.S. generally accepted accounting principles and by the United States Securities and Exchange Commission.

Canon Inc.
April 24,2008
CONSOLIDATED FINANCIAL RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2008
SUPPLEMENTARY REPORT
TABLE OF CONTENTS

PAGE
1.	SALES BY REGION AND PRODUCT	S 1
2.	SEGMENT INFORMATION BY PRODUCT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	SALES COMPOSITION BY PRODUCT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

1. SALES BY REGION AND PRODUCT	Canon Inc. (Millions of yen)

	2008			2007			Change year over year
	1st quarter	1st half (P)	Year (P)	1st quarter	1st half	Year	1st quarter	1st half	Year

Japan
Business machines	155,500	–	–	146,863	302,719	636,534	+5.9%	–	–

Office imaging products	98,403	–	–	90,647	183,500	384,546	+8.6%	–	–
Computer peripherals	41,410	–	–	39,002	86,009	186,214	+6.2%	–	–
Business information products	15,687	–	–	17,214	33,210	65,774	-8.9%	–	–

Cameras	33,348	–	–	39,644	72,887	149,892	-15.9%	–	–

Optical and other products	38,933	–	–	45,952	82,696	161,161	-15.3%	–	–

Total	227,781	468,300	989,400	232,459	458,302	947,587	-2.0%	+2.2%	+4.4%

Overseas
Business machines	536,286	–	–	568,528	1,143,868	2,299,008	-5.7%	–	–

Office imaging products	189,121	–	–	214,915	448,928	906,242	-12.0%	–	–
Computer peripherals	338,099	–	–	344,095	674,678	1,351,297	-1.7%	–	–
Business information products	9,066	–	–	9,518	20,262	41,469	-4.7%	–	–

Cameras	185,647	–	–	182,799	446,687	1,002,771	+1.6%	–	–

Optical and other products	57,824	–	–	56,007	117,867	231,980	+3.2%	–	–

Total	779,757	1,651,700	3,580,600	807,334	1,708,422	3,533,759	-3.4%	-3.3%	+1.3%

Americas
Business machines	193,781	–	–	227,770	447,382	888,189	-14.9%	–	–

Office imaging products	70,879	–	–	91,115	186,908	373,093	-22.2%	–	–
Computer peripherals	118,685	–	–	132,255	250,765	495,676	-10.3%	–	–
Business information products	4,217	–	–	4,400	9,709	19,420	-4.2%	–	–

Cameras	64,266	–	–	64,143	165,340	390,768	+0.2%	–	–

Optical and other products	12,617	–	–	14,711	29,227	57,211	-14.2%	–	–

Total	270,664	570,500	1,239,200	306,624	641,949	1,336,168	-11.7%	-11.1%	-7.3%

Europe
Business machines	257,765	–	–	256,823	524,656	1,067,998	+0.4%	–	–

Office imaging products	94,415	–	–	98,957	208,054	423,925	-4.6%	–	–
Computer peripherals	159,236	–	–	153,593	308,183	626,236	+3.7%	–	–
Business information products	4,114	–	–	4,273	8,419	17,837	-3.7%	–	–

Cameras	69,091	–	–	70,992	176,795	388,651	-2.7%	–	–

Optical and other products	10,260	–	–	9,976	20,928	42,637	+2.8%	–	–

Total	337,116	725,900	1,557,800	337,791	722,379	1,499,286	-0.2%	+0.5%	+3.9%

Other areas
Business machines	84,740	–	–	83,935	171,830	342,821	+1.0%	–	–

Office imaging products	23,827	–	–	24,843	53,966	109,224	-4.1%	–	–
Computer peripherals	60,178	–	–	58,247	115,730	229,385	+3.3%	–	–
Business information products	735	–	–	845	2,134	4,212	-13.0%	–	–

Cameras	52,290	–	–	47,664	104,552	223,352	+9.7%	–	–

Optical and other products	34,947	–	–	31,320	67,712	132,132	+11.6%	–	–

Total	171,977	355,300	783,600	162,919	344,094	698,305	+5.6%	+3.3%	+12.2%

Total
Business machines	691,786	1,397,800	2,933,500	715,391	1,446,587	2,935,542	-3.3%	-3.4%	-0.1%

Office imaging products	287,524	617,900	1,290,000	305,562	632,428	1,290,788	-5.9%	-2.3%	-0.1%
Computer peripherals	379,509	729,900	1,543,700	383,097	760,687	1,537,511	-0.9%	-4.0%	+0.4%
Business information products	24,753	50,000	99,800	26,732	53,472	107,243	-7.4%	-6.5%	-6.9%

Cameras	218,995	523,000	1,179,300	222,443	519,574	1,152,663	-1.6%	+0.7%	+2.3%

Optical and other products	96,757	199,200	457,200	101,959	200,563	393,141	-5.1%	-0.7%	+16.3%

Total	1,007,538	2,120,000	4,570,000	1,039,793	2,166,724	4,481,346	-3.1%	-2.2%	+2.0%

(P)=Projection

- S1 -

2. SEGMENT INFORMATION BY PRODUCT	Canon Inc. (Millions of yen)

	2008			2007			Change year over year
	1st quarter	1st half (P)	Year (P)	1st quarter	1st half	Year	1st quarter	1st half	Year

Business machines
Unaffiliated customers	691,786	1,397,800	2,933,500	715,391	1,446,587	2,935,542	-3.3%	-3.4%	-0.1%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	691,786	1,397,800	2,933,500	715,391	1,446,587	2,935,542	-3.3%	-3.4%	-0.1%

Operating profit	163,179	309,400	659,200	176,511	335,471	650,261	-7.6%	-7.8%	+1.4%
% of sales	23.6%	22.1%	22.5%	24.7%	23.2%	22.2%	—	—	—

Cameras
Unaffiliated customers	218,995	523,000	1,179,300	222,443	519,574	1,152,663	-1.6%	+0.7%	+2.3%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	218,995	523,000	1,179,300	222,443	519,574	1,152,663	-1.6%	+0.7%	+2.3%

Operating profit	45,726	113,300	308,100	60,530	137,303	307,426	-24.5%	-17.5%	+0.2%
% of sales	20.9%	21.7%	26.1%	27.2%	26.4%	26.7%	—	—	—

Optical and other products
Unaffiliated customers	96,757	199,200	457,200	101,959	200,563	393,141	-5.1%	-0.7%	+16.3%
Intersegment	56,215	114,500	271,100	51,659	107,917	238,659	+8.8%	+6.1%	+13.6%

Total sales	152,972	313,700	728,300	153,618	308,480	631,800	-0.4%	+1.7%	+15.3%

Operating profit	5,330	11,900	45,800	17,992	21,385	21,080	-70.4%	-44.4%	+117.3%
% of sales	3.5%	3.8%	6.3%	11.7%	6.9%	3.3%	—	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—
Intersegment	(56,215)	(114,500)	(271,100)	(51,659)	(107,917)	(238,659)	—	—	—

Total sales	(56,215)	(114,500)	(271,100)	(51,659)	(107,917)	(238,659)	—	—	—

Operating profit	(43,405)	(110,600)	(243,100)	(47,630)	(105,283)	(222,094)	—	—	—

Consolidated
Unaffiliated customers	1,007,538	2,120,000	4,570,000	1,039,793	2,166,724	4,481,346	-3.1%	-2.2%	+2.0%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	1,007,538	2,120,000	4,570,000	1,039,793	2,166,724	4,481,346	-3.1%	-2.2%	+2.0%

Operating profit	170,830	324,000	770,000	207,403	388,876	756,673	-17.6%	-16.7%	+1.8%
% of sales	17.0%	15.3%	16.8%	19.9%	17.9%	16.9%	—	—	—

(P)=Projection

3. OTHER INCOME / DEDUCTIONS	(Millions of yen)

	2008			2007			Change year over year
	1st quarter	1st half (P)	Year (P)	1st quarter	1st half	Year	1st quarter	1st half	Year

Interest and dividend, net	5,781	9,200	16,500	7,862	16,572	31,348	(2,081)	(7,372)	(14,848)
Forex gain / loss	(10,576)	(9,000)	(15,400)	(10,917)	(10,520)	(31,943)	+341	+1,520	+16,543
Equity earnings / loss of affiliated companies	164	(100)	1,000	2,654	5,285	5,634	(2,490)	(5,385)	(4,634)
Other, net	443	3,900	12,900	842	5,928	6,676	(399)	(2,028)	+6,224

Total	(4,188)	4,000	15,000	441	17,265	11,715	(4,629)	(13,265)	+3,285

(P)=Projection

- S2 -

4. SALES COMPOSITION BY PRODUCT	Canon Inc.

	2008			2007
	1st quarter	1st half (P)	Year (P)	1st quarter	1st half	Year

Office imaging products
Monochrome copying machines	42%	41%	41%	46%	46%	45%
Color copying machines	36%	37%	37%	35%	35%	35%
Others	22%	22%	22%	19%	19%	20%

Computer peripherals
Laser beam printers	75%	74%	73%	77%	75%	73%
Inkjet printers	24%	25%	26%	22%	24%	26%
Others	1%	1%	1%	1%	1%	1%

Business information products
Personal computers	63%	62%	61%	63%	62%	62%
Others	37%	38%	39%	37%	38%	38%

Cameras
Digital cameras	75%	76%	77%	75%	76%	76%
Video cameras	7%	8%	8%	8%	8%	8%
Interchangeable lenses and others	18%	16%	15%	17%	16%	16%

Optical and other products
Semiconductor production equipment	46%	47%	49%	51%	50%	46%
Others	54%	53%	51%	49%	50%	54%

(P)=Projection
*	Figures related to analog personal copying machines, which were included in “Monochrome copying machines” of “Office imaging products,” are now included in “Others” of “Office imaging products.” Past figures have been reclassified to conform with the new presentation.

*	The segment previously named “Film cameras / Lenses” is now named “Interchangeable lenses and others.”
5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

2008
	1st quarter	1st half (P)	Year (P)

Business machines
Japan	+5.9%	—	—
Overseas	+2.1%	—	—

Total	+2.9%	+4.8%	+8.2%

Cameras

Japan	-15.9%	—	—
Overseas	+9.2%	—	—

Total	+4.7%	+9.5%	+11.1%

Optical and other products
Japan	-15.3%	—	—
Overseas	+8.8%	—	—

Total	-2.0%	+2.7%	+19.8%

Total
Japan	-2.0%	+2.2%	+4.4%
Overseas	+4.2%	+6.7%	+11.5%
Americas	+0.5%	+4.3%	+7.6%
Europe	+2.2%	+5.1%	+9.3%
Other areas	+15.4%	+14.7%	+23.6%

Total	+2.8%	+5.7%	+10.0%

(P)=Projection

- S3 -

6. PROFITABILITY	Canon Inc.

	2008		2007
	1st quarter	Year (P)	1st quarter	Year
ROE	14.8%	16.4%	17.8%	16.5%
ROA	9.8%	10.8%	11.9%	10.8%

(P)=Projection

7. IMPACT OF FOREIGN EXCHANGE RATES (1) Exchange rates	(Yen)

	2008			2007
	1st quarter	2nd-4th quarter (P)	Year (P)	1st quarter	Year

Yen/US$	104.78	100.00	101.05	119.33	117.50
Yen/Euro	157.59	157.00	157.13	156.45	161.41

(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)

	2008
	1st quarter	Year (P)

US$	(57.3)	(291.1)
Euro	+1.2	(31.4)
Other currencies	(0.3)	(2.3)

Total	(56.4)	(324.8)

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

2008
2nd-4th quarter (P)

On sales
US$	13.8
Euro	6.0

On operating profit
US$	7.9
Euro	4.4

(P)=Projection

8. STATEMENTS OF CASH FLOWS	(Millions of yen)

	2008		2007
	1st quarter	Year (P)	1st quarter	Year

Net cash provided by operating activities Net income	106,644	500,000	131,250	488,332
Depreciation and amortization	82,201	370,000	64,433	341,694
Other, net	(81,356)	(125,000)	(42,873)	9,243

Total	107,489	745,000	152,810	839,269

Net cash used in investing activities	(189,483)	(490,000)	(124,193)	(432,485)

Free cash flow	(81,994)	255,000	28,617	406,784

Net cash used in financing activities	(84,877)	(169,500)	(269,594)	(604,383)

Effect of exchange rate changes on cash and cash equivalents	(69,923)	(70,000)	323	(13,564)

Net change in cash and cash equivalents	(236,794)	15,500	(240,654)	(211,163)

Cash and cash equivalents at end of period	707,669	960,000	914,972	944,463

(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENSES			(Millions of yen)

	2008		2007
	1st quarter	Year (P)	1st quarter	Year

Business machines	25,884	—	24,136	122,570
Cameras	11,904	—	11,260	44,304
Optical and other products	41,767	—	37,534	201,387

Total	79,555	387,000	72,930	368,261

% of sales	7.9%	8.5%	7.0%	8.2%

(P)=Projection
10. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION

			(Millions of yen)

	2008		2007
	1st quarter	Year (P)	1st quarter	Year

Capital expenditure	89,435	435,000	93,652	428,549

Depreciation and amortization	82,201	370,000	64,433	341,694

(P)=Projection
11. INVENTORIES

(1) Inventories		(Millions of yen)

	2008	2007	Difference
	Mar.31	Dec.31

Business machines	277,874	277,444	+430
Cameras	121,474	107,406	+14,068
Optical and other products	182,421	178,624	+3,797

Total	581,769	563,474	+18,295

(2) Inventories/Sales*		(Days)

	2008	2007	Difference
	Mar.31	Dec.31

Business machines	34	34	0
Cameras	38	31	+7
Optical and other products	173	169	+4

Total	47	44	+3

     *Index based on the previous six months sales.
12. DEBT RATIO

	2008	2007	Difference
	Mar.31	Dec.31

Total debt / Total assets	0.6%	0.6%	0.0%

13. OVERSEAS PRODUCTION RATIO

	2008	2007
	1st quarter	Year

Overseas production ratio	41%	40%

14. NUMBER OF EMPLOYEES

	2008	2007	Difference
	Mar.31	Dec.31

Japan	55,641	55,227	+414
Overseas	76,543	76,125	+418

Total	132,184	131,352	+832

- S5 -